

Mail Stop 3233

July 11, 2017

Via E-Mail
Carolyn Yu
United States Commodity Funds LLC
1999 Harrison Street, Suite 1530
Oakland, California 94612

> **Re:** **USCF Funds Trust**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 27, 2017**
> **File No. 333-214881**

Dear Ms. Yu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 15, 2017 letter.

General

1. Please tell us if there is a commitment, intent or reasonable possibility that the Sponsor will fund cash flow deficits or provide other direct or indirect financial assistance to the registrant. If so, please revise your filing to describe the nature and extent of any funding or financial support arrangement, or tell us where such information is disclosed.

Risk Factors Involved With an Investment in the Fund

Compounding Risk, page 13

2. We note your disclosure on page 14 in the lead-in to the second chart that the Fund's total return is considerably more than three times the inverse return of the Benchmark Oil Futures Contract. However, in the table below such disclosure, it appears as though the Fund's total return is less than three times the inverse return of the Benchmark Oil

Futures Contract. Please revise to reconcile this apparent discrepancy or tell us why such a reconciliation is not necessary.

<u>Statement of Financial Condition, page F-3</u>

3. Please revise to provide audited financial statements of the consolidated trust and each fund. For reference see Question 104.01 of the Compliance and Disclosure Interpretations for the Securities Act Sections.

<u>Note 2 – Summary of Significant Accounting Policies</u>

<u>Cash Equivalents, page F-6</u>

4. Please revise your disclosure to reflect that your cash equivalents will include items with original maturity dates of three months or less, or tell us how you determined original maturity dates of six months or less is appropriate. Please refer to ASC 305.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395, or Jennifer Monick, Assistant Chief Accountant, at (202) 551-3295, if you have questions regarding comments on the financial statements and related matters. Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3466 with any other questions.

Sincerely,

/s/ Coy Garrison

Coy Garrison
Special Counsel
Office of Real Estate and
Commodities

cc: James M. Cain, Esq.
       Eversheds Sutherland (US) LLP